Exhibit 3.1(ae)
CERTIFICATE OF FORMATION
OF
DOVE BARRINGTON DEVELOPMENT LLC
     THIS IS TO CERTIFY that the undersigned authorized person hereby constitutes and forms a limited liability company under and by virtue of the provisions of the Delaware Limited Liability Company Act.
     FIRST: The name of the limited liability company (the “Company”) is:
DOVE BARRINGTON DEVELOPMENT LLC
     SECOND: The address of the Company’s initial registered office is c/o Beazer Homes Corp., 102 Jestan Boulevard, New Castle, Delaware 19720, and the name of the Company’s initial registered agent at such address is William Hofherr.
     THIRD: The Company will have perpetual existence, unless it is sooner dissolved in accordance with the terms and provisions of its Operating Agreement.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate this 22nd day of September, 2004.

/s/ Ryan J. Lehrfeld
Ryan J. Lehrfeld,
Authorized Person